UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

SCHEDULE 14D-9
(Rule 14d-101)
Solicitation/Recommendation Statement Under Section 14(d)(4)
of the Securities Exchange Act of 1934
(Amendment No. 1)

CLINICAL DATA, INC.
(Name of Subject Company)
CLINICAL DATA, INC.
(Name of Person Filing Statement)
Common Stock, $0.01 par value per share
Laurus Warrant Exercisable for Shares of Common Stock
2005 Warrants Exercisable for Shares of Common Stock
2006 Warrants Exercisable for Shares of Common Stock
2008 Warrants Exercisable for Shares of Common Stock
2009 Warrants Exercisable for Shares of Common Stock
Clinical Data Notes Convertible into Shares of Common Stock
(Title of Class of Securities)
Common Stock, $0.01 par value per share — 18725U109
Laurus Warrant Exercisable for Shares of Common Stock — Not Applicable
2005 Warrants Exercisable for Shares of Common Stock — Not Applicable
2006 Warrants Exercisable for Shares of Common Stock — Not Applicable
2008 Warrants Exercisable for Shares of Common Stock — Not Applicable
2009 Warrants Exercisable for Shares of Common Stock — Not Applicable
Clinical Data Notes Convertible into Shares of Common Stock — Not Applicable
(CUSIP Number of Class of Securities)

Caesar J. Belbel
Executive Vice President, Chief Legal Officer and Secretary
Clinical Data, Inc.
One Gateway Center, Suite 702
Newton, MA 02458
(617) 527-9933
(Name, Address and Telephone Number of Person Authorized to Receive Notices and
Communications on Behalf of the Person Filing Statement)

With copies to:
Marc A. Recht, Esq.
Barbara L. Borden, Esq.
Cooley LLP
500 Boylston Street, 14th Floor
Boston, MA 02116
(617) 937-2300
☐     Check the box if the filing relates solely to preliminary communications made before the commencement of a tender offer.

     This Amendment No. 1 to Schedule 14D-9 amends and supplements the Schedule 14D-9 previously filed by Clinical Data, Inc., a Delaware corporation (“Clinical Data”), with the Securities and Exchange Commission on March 8, 2011 (the “Schedule 14D-9”) relating to the tender offer (the “Offer”) by Magnolia Acquisition Corp., a Delaware corporation (“Purchaser”), to purchase (i) the common stock, $0.01 par value per share, of Clinical Data, (ii) that certain warrant, dated August 31, 2006, issued by Clinical Data to Laurus Master Fund, Ltd., (iii) all of the warrants issued by Clinical Data pursuant to that certain Securities Purchase Agreement, dated as of November 17, 2005 between Clinical Data and the investors named therein, (iv) all of the warrants issued by Clinical Data pursuant to that certain Securities Purchase Agreement, dated as of June 13, 2006 between Clinical Data and the investors named therein, (v) all of the warrants issued by Clinical Data pursuant to that certain Securities Purchase Agreement, dated as of September 26, 2008 between Clinical Data and the purchasers named therein, (vi) all of the warrants with an exercise price of $8.12 per share issued by Clinical Data pursuant to that certain Securities Purchase Agreement, dated as of February 25, 2009 between Clinical Data and the buyers named therein, (vii) all of the warrants with an exercise price of $9.744 per share issued by Clinical Data pursuant to that certain Securities Purchase Agreement, dated as of February 25, 2009 between Clinical Data and the buyers named therein, and (viii) all of the convertible notes dated February 25, 2009 issued by Clinical Data pursuant to that certain Securities Purchase Agreement dated February 25, 2009 by and among Clinical Data, New River Management V, LP and RJK, L.L.C. and in an aggregate principal amount of $50,000,000. Purchaser is a wholly-owned subsidiary of FL Holding CV, a Netherlands limited partnership (“Parent”), and Parent is an indirect wholly-owned subsidiary of Forest Laboratories, Inc. The Offer is disclosed in a Tender Offer Statement on Schedule TO, dated March 8, 2011 and is subject to the conditions set forth in the Offer to Purchase, dated March 8, 2011, and in the related Letters of Transmittal, each of which may be amended or supplemented from time to time.
Item 8. Additional Information.
     A new paragraph is hereby added to the Schedule 14D-9 after the last paragraph under the section titled “Antitrust Compliance” as follows:
     “On March 17, 2011, the waiting period under the HSR Act expired in connection with the Offer and the Merger.”

SIGNATURE
     After due inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

CLINICAL DATA, INC.
By:	/s/ Andrew J. Fromkin
	Name:	Andrew J. Fromkin
	Title:	President and Chief Executive Officer

Dated: March 18, 2011